SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

21 February, 2011

BP AND RELIANCE INDUSTRIES ANNOUNCE TRANSFORMATIONAL PARTNERSHIP IN INDIA

Reliance Industries Limited and BP to participate across the gas value chain in India

BP to take a 30 per cent stake in 23 oil and gas blocks

Reliance Industries Limited and BP today announced a historic partnership between the two companies. Mr. Mukesh Ambani, Chairman and Managing Director of Reliance Industries Limited, and Mr. Robert Dudley, BP Group Chief Executive, signed the relationship framework and transactional agreements in London.

The partnership across the full value chain comprises BP taking a 30 per cent stake in 23 oil and gas production sharing contracts that Reliance operates in India, including the producing KG D6 block, and the formation of a 50:50 joint venture between the two companies for the sourcing and marketing of gas in India. The joint venture will also endeavour to accelerate the creation of infrastructure for receiving, transporting and marketing of natural gas in India.

The partnership will combine BP's world-class deepwater exploration and development capabilities with Reliance's project management and operations expertise.

Mukesh Ambani said: "We are delighted to partner with BP, one of the largest energy majors and one of the finest deep water exploration companies in the world. This partnership combines the skills of both companies and will be focused on finding more hydrocarbons in the deep water blocks of India and significantly contribute to India's energy security."

For BP, Reliance is a natural partner in India, given its strong position in the Indian market.

"This partnership meets BP's strategy of forming alliances with strong national partners, taking material positions in significant hydrocarbon basins and increasing our exposure to growing energy markets," said Mr. Carl-Henric Svanberg, Chairman of BP.

BP will pay Reliance Industries Limited an aggregate consideration of US$7.2 billion, and completion adjustments, for the interests to be acquired in the 23 production sharing contracts. Future performance payments of up to US$1.8 billion could be paid based on exploration success that results in development of commercial discoveries. These payments and combined investment could amount to US$20 billion.

BP's confidence in India is evident from the fact that the transaction constitutes one of the largest foreign direct investments into India.

The 23 oil and gas blocks together cover approximately 270,000 square kilometres. This will make the partnership India's largest private sector holder of exploration acreage.

So that the joint venture can capitalise on Reliance's outstanding project management track record and operations expertise, Reliance will continue to be the operator under the production sharing contracts, whose blocks lie in water depths ranging from 400 to over 3,000 metres. These currently produce about 1.8 billion cubic feet of gas per day (bcf/d), over 30 per cent of India's total consumption, and over 40 per cent of India's total production.

"India is one of the fastest growing economies in the world. By allying ourselves with Reliance, we will access the most prolific gas basin in India and secure a place in the fast growing Indian gas markets, creating a genuinely distinctive BP position," said Bob Dudley. "BP looks forward to a long and successful working partnership with Reliance."

Completion of the transactions is subject to Indian regulatory approvals and other customary conditions.

Notes to editors:

·
 BP has been working with Reliance since December 2008 on the D-17 deepwater block in the Krishna Godavari (KG) basin on the east coast of India. BP, with a 50 per cent interest, operates the block and Reliance holds the remaining interest.

·
 Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs 2,00,400 crore (US$44.6 billion), cash profit of Rs 27,933 crore (US$6.2 billion), net profit of  Rs 16,236 crore (US$3.6 billion) and net worth of Rs 1,37,171 crore (US$30.6 billion) as of March 31, 2010.

·
 RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 100th amongst the world's Top 200 companies in terms of profits. RIL ranks 68th in the Financial Times FT Global 500 list of the world's largest companies. RIL is rated as the 15th 'Most Innovative Company' in the World in a survey conducted by the US financial publication Business Week in collaboration with the Boston Consulting Group. For more details go to www.ril.com.

·
 BP has a strong presence in India in addition to its interest in block D-17. Castrol India Limited is a market leader in the retail automotive lubricant business, including car engine oils, premium 4-stroke motorcycle oils and multi-grade diesel engine oils. Castrol India also operates in the industrial and marine lubricants markets. Tata BP Solar, a joint venture between BP Solar and the Tata Group, has been operating in India since 1989. It is a leader in the Indian solar energy market, manufacturing solar cells, solar PV modules and systems. BP employs around 8,000 people (both direct and indirect staff) in India, with its main centres of employment in Mumbai, Delhi, Bangalore, Calcutta and Chennai. For more details go to www.bp.com/India.

·
 According to BP's Energy Outlook 2030, energy consumption in India has grown by 190% over the past 20 years and is likely to grow by 115% over the next 20 years, a rate of over 4% per annum. Gas is expected to be the fastest growing fossil fuel, with demand growing at a rate of nearly 5% a year between 2010 and 2030. India's gas consumption was 5.0 bcf/d in 2009 and is estimated to have been 6.1 bcf/d in 2010 (comprising 4.9 bcf/d production plus 1.2 bcf/d LNG imports). Total Indian gas consumption is projected to grow to 12.5 bcf/d in 2025, and exceed 15 bcf/d in 2030.

·
The aggregate gross profits attributable to BP's 30 per cent share of the 23 production sharing contracts to be acquired is Rs. 1336 Crores (c. US$300 Million), as derived from the aggregate EBIT under the production sharing contracts for the financial year ending 31 March 2010.

 Media invitation: Signing and Press Conference:

12.30 GMT, 1 St James's Square, London, SW1Y 4PD
               Telephone conference code: 45779207

India Free Call 0008 001 006 584
                                UK Free Call 0800 073 1350 / UK Standard International +44 1452 586 026
                               USA Free Call 1866 652 9371

Please contact +44 207 496 4076 or bppress@bp.com if you wish to attend the conference

 Media enquiries:

BP Press Office, London: +44 20 7496 4076
BP Press Office, Delhi: +91 124 453 9000
Reliance Press Office: B. Srinivasan, Mumbai: +91 22 22785437

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 February, 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary